Exhibit 12.1
Nasdaq, Inc.
Computation of Ratio of Earnings to Fixed Charges (Dollars in Millions)

	Year Ended December 31,
	2017	2016		2015		2014	2013

Determination of earnings:
Pre-tax income from continuing operations	$880	$136	(2)	$630	(2)	$594	$600	(3)

Add: distributed income from equity investees	10	5		—		—	—

Add: fixed charges	162	151		127		134	126

Less: income from unconsolidated investees	(16)	(9)		(18)		(2)	—

Pre-tax earnings before fixed charges	$1,036	$283		$739		$726	$726

Total fixed charges - interest expense(1)	$162	$151		$127		$134	$126

Ratio of earnings to fixed charges	6.40	1.87		5.82		5.42	5.76

(1)
Consists of interest expense on all debt obligations (including accretion of debt issuance costs and debt discount) and the portion of operating lease rental expense that is representative of the interest factor.

(2)	Includes an asset impairment charge of $578 million in 2016 and costs of $41 million in 2016 and $172 million in 2015 associated with Nasdaq’s 2015 restructuring program that was announced in 2015.

(3)	Includes costs of $9 million in 2013 associated with Nasdaq’s 2012 restructuring program that was announced in 2012.